UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

News Release	For Immediate Release

Indigo Launches State of the Art Online Photo Books
New Photobooks powered by PNI Digital Media available online

Vancouver, BC - September 6, 2007-Today, Indigo Books & Music Inc., (TSX: IDG) in partnership with PhotoChannel Networks Inc. (TSX-V: PN and OTCBB: PNWIF) (“PhotoChannel” or “Company”) the leading innovator in online digital media solutions for retailers, launched Indigo’s new state of the art, customer produced photobook service available online at http://www.chapters.indigo.ca.

The new photobook application features a wide variety of exclusive templates, custom designs and an array of cover options that allow customers to upload their photos and create their own custom book. “Our goal has always been to offer our customers highly innovative products that meet their changing lifestyle needs,” says Carolyn Beatty, Sr. VP Online, Indigo Books & Music Inc. “Our photobooks offer our customers a new means of capturing their most precious memories, from family vacations to weddings, and displays them elegantly for their friends and family. Using our photobook builder, any level of photographer can easily create a masterpiece from their digital images.”

PhotoChannel’s PNI Digital Media Platform currently powers the online photo solutions for many top retailers and their thousands of locations across North America. “We are very excited about partnering with such a large and successful bookstore chain,” says Peter Fitzgerald, Chairman and CEO of PhotoChannel. “In a growing online industry more and more companies are turning to online gifting as a way of offering their customers ease and convenience. We look forward to expanding and growing with Indigo Books & Music through their online photobook business.”

Indigo photo books are available online and come in a variety of themes such as wedding, baby, fun or travel, and in a variety of sizes. “Our selection of photobooks will definitely cater to the digital photo album needs of our customers,” confirms Beatty.

About PhotoChannel- Founded in 1995, PhotoChannel operates PNI Digital Media to provide services for major retailers, wireless carriers and content providers. The PNI Digital Media Platform connects consumer ordered digital content with retailers that have on demand manufacturing capabilities for the production of merchandise. Currently PNI Digital Media generates transactions for retailers and their thousands of locations across North America. For more information please visit www.pnidigitalmedia.com

About Indigo Books & Music Inc- Indigo is a Canadian company and the largest book retailer in Canada, operating bookstores in all provinces under the names Indigo Books Music & more, Chapters, The World's Biggest Bookstore and Coles. Indigo operates chapters.indigo.ca, an online retailer of books, gifts, music, videos, and DVDs. It is a publicly traded company listed on the Toronto Stock Exchange under the stock symbol IDG. In 2005, the Company qualified as one of Canada’s Top 100 Employers in a survey run by Mediacorp Canada. To learn more about Indigo, please visit the About Our Company section of chapters.indigo.ca.

For more information, contact:
PhotoChannel Networks Inc.
Mr. Kyle Hall or Ms. Niti Maini
604-893-8955 x313
nmaini@photochannel.com

Indigo Books & Music Inc.:
Lisa Huie
Manager, Public Relations
T: 416-646-8926
lhuie@indigo.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: September 6, 2007

/s/ Robert Chisholm

CFO